                                                   [MAYER BROWN ROWE & MAW LOGO]


June 15, 2007                                       Mayer, Brown, Rowe & Maw LLP
                                                           71 South Wacker Drive
                                                    Chicago, Illinois 60606-4637

Securities and Exchange Commission                       Main Tel (312) 782-0600
100 F Street, N.E.                                       Main Fax (312) 701-7711
Washington, D.C. 20549                                    www.mayerbrownrowe.com

                                                               DAVID A. SCHUETTE
                                                       Direct Tel (312) 701-7363
                                                       Direct Fax (312) 706-8201
                                                    dschuette@mayerbrownrowe.com


Re:  SPSS Inc. - Registration Statement
     on Form S-3 filed June 15, 2007

Dear Sir or Madam:

         We represent SPSS Inc. ("SPSS") which is filing the above-captioned Registration Statement on Form S-3 with the Securities and Exchange Commission (the "Commission") today. Please note that SPSS has filed a request for confidential treatment with the Commission which is still pending. The control number for this request is CN 19581.

         Please telephone David A. Schuette of Mayer, Brown, Rowe & Maw LLP at
(312) 701-7363 if you have any questions with respect to the foregoing.



                                   Very truly yours,

                                   /s/ David A. Schuette



                                   David A. Schuette




  Berlin Brussels Charlotte Chicago Cologne Frankfurt Hong Kong Houston London
             Los Angeles New York Palo Alto Paris Washington, D.C.

Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.